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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.                 )(1)

US AIRWAYS GROUP, INC. (Name of Issuer)
COMMON STOCK, $1.00 PAR VALUE PER SHARE (Title of Class of Securities)
911905107 (CUSIP Number)
JUNE 30, 2002 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☒
  Rule 13d-1(b)

  ☐
  Rule 13d-1(c)

  ☐
  Rule 13d-1(d)

(1)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911905107	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS
Aon Corporation 36-3051915

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
	Not Applicable		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The State of organization is Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0 -

		6	SHARED VOTING POWER
-0 -

		7	SOLE DISPOSITIVE POWER
-0 -

		8	SHARED DISPOSITIVE POWER
22,945,832 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,945,832 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
33.68%

12	TYPE OF REPORTING PERSON*
HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 911905107	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS
Aon Fiduciary Counselors Inc. 22-3709903

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
	Not Applicable		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The State of organization is Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0 -

		6	SHARED VOTING POWER
-0 -

		7	SOLE DISPOSITIVE POWER
-0 -

		8	SHARED DISPOSITIVE POWER
22,945,832 shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,945,832 shares of Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
33.68%

12	TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:
US Airways Group, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
2345 Crystal Drive Arlington, Virginia 22227
Item 2(a).	Name of Persons Filing:

Aon Corporation ("Aon") is filing this Schedule 13G on behalf of itself and Aon Fiduciary Counselors Inc. ("Aon Fiduciary Counselors"). Aon Fiduciary Counselors is an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and is a wholly-owned direct subsidiary of Aon.
As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the persons filing this joint disclosure statement.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Aon's principal business address is 200 East Randolph Street, Chicago, Illinois 60601.
Aon Fiduciary Counselors' principal business address is 601 Pennsylvania Avenue, N.W., Suite 900, South Building, Washington, D.C. 20004.
Item 2(c).	Citizenship:
Aon and Aon Fiduciary Counselors are both corporations organized under the laws of the State of Delaware.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $1.00 per share ("Common Stock")
Item 2(e).	CUSIP Number:
911905107
Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:
Aon is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). Aon Fiduciary Counselors is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b) ☐ Bank as defined in Section 3 (a) (6) of the Exchange Act;
(c) ☐ Insurance company as defined in Section 3 (a) (19) of the Exchange Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act;
(e) ☒ An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);
	(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section (c) (14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J);
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐
Item 4.	Ownership:
See Items 5 through 9 and Item 11 on pages 2 through 3.
	(a)	Amount beneficially owned:
22,945,832 shares of Common Stock*
	(b)	Percent of class:

33.68%
(According to the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2002, there were approximately 68,133,000 shares of Common Stock outstanding on April 30, 2002. The percentage beneficial ownership was derived using this number of shares of Common Stock outstanding.)
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote— -0-
		(ii)	Shared power to vote or direct the vote— -0-
		(iii)	Sole power to dispose or to direct the disposition of— -0-
		(iv)	Shared power to dispose or to direct the disposition of— 22,945,832

        *This Schedule 13G is being filed in connection with Aon Fiduciary Counselors' engagement on June 28, 2002 by US Airways Group, Inc. ("US Airways") as an independent fiduciary to manage (i) the respective US Airways Common Stock Funds (the "Funds") which are investment options in the US Airways, Inc. 401(k) Savings Plan, the US Airways, Inc. 401(k) Savings Plan for Pilots, the US Airways, Inc. Employee Savings Plan and the Supplemental Retirement Plan of Piedmont Aviation, Inc. (collectively, the "Plans") and (ii) the Common Stock held in the US Airways Employee Stock Ownership Plan (the "ESOP"). In connection with Aon Fiduciary Counselors being appointed as independent fiduciary, US Airways has agreed to amend each of the Plans to confer upon Aon Fiduciary Counselors full authority to (i) continue to offer the Funds as investment options under the Plans on such terms and conditions as Aon Fiduciary Counselors deems prudent and in the interest of the Plans and their participants, including prohibiting or limiting (e.g., as a percentage of a participant's account) further purchases or holdings of interests in the Funds or increasing the Funds' holdings of cash or cash equivalent investments and (ii) terminate the availability of the Funds as investment options on such terms and conditions as Aon Fiduciary Counselors deems prudent and in the interest of the Plans and their participants (and notwithstanding any participant investment directions to the contrary), including determining the manner and timing of termination of the Funds and orderly liquidation of the assets thereof. In addition, US Airways agreed to amend the ESOP to provide that Aon Fiduciary Counselors has the authority and responsibility over the investment of ESOP assets in

Common Stock, including the authority to sell some or all of the ESOP's Common Stock holdings. Dividends paid on the Common Stock held by the Funds, if any, are generally reinvested and used to buy additional shares of Common Stock. The participants in the Plans and the ESOP are allowed to provide confidential directions on how the shares of Common Stock attributable to their accounts should be voted or tendered.

        Each of Aon and Aon Fiduciary Counselors disclaims beneficial ownership of the foregoing 22,945,832 shares of Common Stock. This Schedule 13G is filed by Aon and Aon Fiduciary Counselors with respect to Common Stock held in the Funds and in the ESOP on behalf of the participants in the Plans and the ESOP. Each such participant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in such participant's account (subject to the above described fiduciary powers of Aon Fiduciary Counselors). Further, each such participant has sole voting power over the securities held in such participant's account. To the knowledge of Aon and Aon Fiduciary Counselors, (i) no such participant has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d) and (ii) there is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such shares.

Item 5.	Ownership of Five Percent or Less of a Class:
NOT APPLICABLE
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
See Item 4.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Aon is a parent holding company of Aon Fiduciary Counselors and, accordingly, has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G).
Item 8.	Identification and Classification of Members of the Group:
NOT APPLICABLE
Item 9.	Notice of Dissolution of Group:
NOT APPLICABLE
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AON CORPORATION
Date:	July 10, 2002
By:	/s/ PATRICK G. RYAN
	Name:	Patrick G. Ryan
	Title:	Chairman and Chief Executive Officer
AON FIDUCIARY COUNSELORS INC.
Date:	July 10, 2002
By:	/s/ DONALD C. INGRAM
	Name:	Donald C. Ingram
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1	Joint Filing Agreement, dated as of July 10, 2002, among each of the Filing Persons.

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